                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                              SCHEDULE 13D


               Under the Securities Exchange Act of 1934


                             thatlook.com, Inc.
                             ------------------
                              (Name of Issuer)

                                Common Stock
                                ------------
                       (Title of Class of Securities)

                                 337145 10 6
                                 -----------
                         (CUSIP Number)


                   F. Douglas Raymond III, Esq.
                    Drinker Biddle & Reath LLP
                         One Logan Square
                     18th and Cherry Streets
              Philadelphia, Pennsylvania 19103-6996
                         (215)988-2700

         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           December 31, 1999
                             -----------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP No. 337145 10 6        13D                   Page 2 of 10 Pages
1    NAME OF REPORTING PERSONS
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Lawrence T. Simon
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a)    [X]

                                           (b)     [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

      PF, OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
   PERSON WITH 7    SOLE VOTING POWER
                        303,500
               8    SHARED VOTING POWER

                        4,646,666
                  9     SOLE DISPOSITIVE POWER

                        303,500
                  10    SHARED DISPOSITIVE POWER

                        4,646,666
                  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                        4,950,166
                  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*            [ ]

                  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        26.9%
                  14    TYPE OF REPORTING PERSON*

                        IN

CUSIP No. 337145 10 6        13D                     Page 3 of 10 Pages

1    NAME OF REPORTING PERSONS
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      LT Simon Family Limited Partnership
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a)    [X]

                                           (b) [  ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
      WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

    NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH  7    SOLE VOTING POWER
                        4,646,666
                 8  SHARED VOTING POWER
                        -0-
                 9  SOLE DISPOSITIVE POWER
                        4,646,666
                10  SHARED DISPOSITIVE POWER
                        -0-
                 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                        4,646,666
                 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*       [ ]

                 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        25.3%
                 14     TYPE OF REPORTING PERSON*
                        PN

CUSIP No. 337145 10 6        13D                    Page 4 of 10 Pages

1    NAME OF REPORTING PERSONS
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      LTS Family, LLC
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a)    [X]

                                           (b) [  ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
      WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
   PERSON WITH 7    SOLE VOTING POWER
                        -0-
                 8  SHARED VOTING POWER
                        4,646,666
                 9  SOLE DISPOSITIVE POWER
                        -0-
                10  SHARED DISPOSITIVE POWER
                        4,646,666

                 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                        4,646,666
                 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*

                 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        25.3%
                 14     TYPE OF REPORTING PERSON*
                        OO

                            SCHEDULE 13D

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Shares"), of thatlook.com, Inc. (the "Company"). The address of the principal executive office of the Company is 5003 Rt. 611, Stroudsburg, Pennsylvania 18360.

Item 2.   Identity and Background.

     This statement is filed being filed by Lawrence T. Simon, a United States citizen, LT Simon Family Limited Partnership, a Delaware limited partnership (the "Partnership") and LTS Family, LLC, a Pennsylvania limited liability company and the general partner of the Partnership (the "General Partner") (collectively, the "Reporting Persons"). Mr. Simon's address is P.O. Box 160, Shawnee-on-the-Delaware, Pennsylvania 18356, and his principal present occupation or employment is acting as the owner and Chief Executive Officer of LTS Builders, a Pennsylvania corporation ("LTS Builders"). LTS Builders is one of the largest residential building companies in the Northeast and its principal business address is P.O. Box 160, Shawnee-on-the-Delaware,
Pennsylvania, 18356.   Mr. Simon also serves on the Board of Directors of the
Company.

     The principal business address and address of the principal office of the Partnership and the General Partner is Rt. 209, 7 Bridge Road, RR5 Box 5348, East Stroudsburg, Pennsylvania, 18301. The Partnership is primarily engaged in investing in securities. The General Partner is primarily engaged in acting as the general partner of the Partnership. Mr. Simon is the Manager of the General Partner. As such, Mr. Simon is in a position directly and indirectly to determine the investment and voting decisions made by the Reporting Persons.

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the Shares and rights to purchase Shares purchased by the Reporting Persons was $1,552,250. The source of funding for the purchase of such Shares and rights to purchase Shares was the working capital of the Partnership and the personal funds of Mr. Simon, as applicable. Mr. Simon also acquired options to purchase Shares other than by purchase.
Mr. Simon's options to purchase Shares were granted to him in consideration for his service as a director of the Company. For a more detailed description of the transactions of the Reporting Persons, see Item 5.

Item 4.   Purpose of Transaction.

     The subject Shares of the Company have been acquired by the Reporting Persons for investment purposes. The Reporting Persons may acquire additional Shares or dispose of Shares from time to time in privately negotiated transactions or otherwise, subject to market conditions and other factors. Except as set forth in the preceding sentence, the Reporting Persons have no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Lawrence T. Simon:

  (a)     Amount beneficially owned:  4,950,166 (1)(2)
           Percentage of class:  26.9%

  (b)     Sole power to vote or direct the vote:  303,500 (2)

          Shared power to vote of direct the vote:  4,646,666 (1)

           Sole power to dispose or direct the disposition:  303,500(2)

          Shared power to dispose or direct the disposition:  4,646,666(1)

  (c)     Transactions during the last sixty days:

          On September 1, 1999, Mr. Simon acquired options to purchase up to 225,000 Shares for $0.01 per Share from three shareholders of the Company. Mr. Simon also purchased 400,000 Shares for consideration of $600,000 on September 1, 1999. Mr. Simon assigned the 400,000 Shares and the options to purchase up to 225,000 Shares to the Partnership on December 13, 1999.

          Mr. Simon was granted non-officer director options to purchase 21,000 Shares on September 17, 1999. These options vest ratably over three years, after each six month period of service after the grant date. On March 17, 2000, the option to acquire 3,500 Shares became vested.

          On February 29, 2000, Mr. Simon acquired a warrant to purchase up to 117,500 Shares for $0.25 per Share from the Grantor Retained Annuity Trust for the Benefit of Lawrence T. Simon, Jr. and a warrant to purchase up to 117,500 Shares for $0.25 per Share from the Grantor Retained Annuity Trust for the Benefit of Eleanor Jean Simon. Mr. Simon gave warrants to purchase up to 235,000 Shares for $0.25 per Share to certain family members and friends on February 29, 2000.

          On February 29, 2000, Mr. Simon acquired a warrant to purchase up to 100,000 Shares for $0.25 per Share from the Grantor Retained Annuity Trust for the Benefit of Lawrence T. Simon, Jr. and a warrant to purchase up to 100,000 Shares for $0.25 per Share from the Grantor Retained Annuity Trust for the Benefit of Eleanor Jean Simon.

          Mr. Simon was granted options to purchase 100,000 Shares on May 3, 2000.

  (d)     Rights of others to receive dividends and sale proceeds:  None.

  (e) Date on which reporting person ceased to be the beneficial owner of more than 5% of the Shares: Not applicable.

LT Simon Family Limited Partnership:

  (a)     Amount beneficially owned:  4,646,666(1)
           Percentage of class:  25.3%

  (b)     Sole power to vote or direct the vote:  4,646,666(1)

          Shared power to vote of direct the vote:  0

           Sole power to dispose or direct the disposition:  4,646,666(1)

          Shared power to dispose or direct the disposition:  0

  (c)     Transactions during the last sixty days:

          On December 13, 1999, the Partnership acquired 400,000 Shares and options to purchase 225,000 Shares for $0.01 per Share from Mr. Simon. The Partnership disposed of 10,000 of the 400,000 Shares by gift and exercised the options on April 13, 2000, purchasing 225,000 Shares for a total of $2,250.

          On December 31, 1999, the Partnership purchased 2,000,000 Shares and a warrant to purchase up to 2,000,000 Shares for $0.25 per Share for total consideration of $500,000.

          On February 8, 2000, the Partnership purchased a $100,000 intermediate-term convertible note bearing interest at 12%. The note may be converted into Shares at the holder's option. The conversion rate is estimated at $1.50 per Share, or 66,667 Shares. On February 24, 2000, the Partnership purchased a second $100,000 intermediate-term convertible note bearing interest at 12%. The note may also be converted into Shares at the holder's option. The conversion rate is estimated at $1.50 per Share, or 66,667 Shares.

          On February 29, 2000, the Partnership assigned a warrant to purchase up to 100,000 Shares to the Grantor Retained Annuity Trust for the Benefit of Lawrence T. Simon, Jr. and a warrant to purchase up to 100,000 Shares to the Grantor Retained Annuity Trust for the Benefit of Eleanor Jean Simon.

          On February 29, 2000, the Partnership assigned a warrant to purchase up to 117,500 Shares to the Grantor Retained Annuity Trust for the Benefit of Lawrence T. Simon, Jr. and a warrant to purchase up to 117,500 Shares to the Grantor Retained Annuity Trust for the Benefit of Eleanor Jean Simon.

          On April 26, 2000, the Partnership purchased 83,333 Shares for $1.50 per Share and a warrant to purchase up to 83,333 Shares for $4.00 per Share for total consideration of $125,000.

          On May 8, 2000, the Partnership purchased 83,333 Shares for $1.50 per Share and a warrant to purchase up to 83,333 Shares for $4.00 per Share for total consideration of $125,000.

  (d)     Rights of others to receive dividends and sale proceeds:  None

  (e) Date on which reporting person ceased to be the beneficial owner of more than 5% of the Shares: Not applicable

LTS Family, LLC

  (a)     Amount beneficially owned:  4,646,666(1)
           Percentage of class:  25.3%

  (b)     Sole power to vote or direct the vote:  0

           Shared power to vote of direct the vote:  4,646,666(1)

           Sole power to dispose or direct the disposition:  0

               Shared power to dispose or direct the disposition:  4,646,666(1)

  (c)     Transactions during the last sixty days:

          On December 13, 1999, the Partnership acquired 400,000 Shares and options to purchase 225,000 Shares for $0.01 per Share from Mr. Simon. The Partnership disposed of 10,000 of the 400,000 Shares by gift and exercised the options on April 13, 2000, purchasing 225,000 Shares for a total of $2,250.

          On December 31, 1999, the Partnership purchased 2,000,000 Shares and a warrant to purchase up to 2,000,000 Shares for $0.25 per Share for total consideration of $500,000.

          On February 8, 2000, the Partnership purchased a $100,000 intermediate-term convertible note bearing interest at 12%. The note may be converted into Shares at the holder's option. The conversion rate is estimated at $1.50 per Share, or 66,667 Shares. On February 24, 2000, the Partnership purchased a second $100,000 intermediate-term convertible note bearing interest at 12%. The note may also be converted into Shares at the holder's option. The conversion rate is estimated at $1.50 per Share, or 66,667 Shares.

          On February 29, 2000, the Partnership assigned a warrant to purchase up to 100,000 Shares to the Grantor Retained Annuity Trust for the Benefit of Lawrence T. Simon, Jr. and a warrant to purchase up to 100,000 Shares to the Grantor Retained Annuity Trust for the Benefit of Eleanor Jean Simon.

          On February 29, 2000, the Partnership assigned a warrant to purchase up to 117,500 Shares to the Grantor Retained Annuity Trust for the Benefit of Lawrence T. Simon, Jr. and a warrant to purchase up to 117,500 Shares to the Grantor Retained Annuity Trust for the Benefit of Eleanor Jean Simon.

          On April 26, 2000, the Partnership purchased 83,333 Shares for $1.50 per Share and a warrant to purchase up to 83,333 Shares for $4.00 per Share for total consideration of $125,000.

          On May 8, 2000, the Partnership purchased 83,333 Shares for $1.50 per Share and a warrant to purchase up to 83,333 Shares for $4.00 per Share for total consideration of $125,000.

  (d)     Rights of others to receive dividends and sale proceeds:  None

  (e)     Date on which reporting person ceased to be the
           beneficial owner of more than 5% of the Shares:  Not applicable
________________

(1) Includes 2,781,666 Shares owned by the Partnership, 1,731,666 Shares which the Partnership has the right to acquire through the exercise of a warrant and 133,334 Shares which the Partnership has the right to acquire through the conversion of two convertible subordinated notes. The General Partner and Mr. Simon, the manager of the General Partner, may be deemed to share power to vote or direct the vote of, and power to dispose of, the Shares with the Partnership.

(2) Includes the right to acquire 200,000 Shares through the exercise of a warrant and the right to acquire 103,500 Shares through the exercise of stock options.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
           Respect to Securities of the Issuer.

Not applicable.

Item 7.   Material to Be Filed as Exhibits.

1.   Joint Filing Agreement of the Reporting Persons

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Lawrence T. Simon
                                          ---------------------
                                          Lawrence T. Simon



                                          /s/ Lawrence T. Simon
                                          ---------------------
                                          LT Simon Family Limited Partnership
                                         By:  LTS Family, LLC, its general
                                          partner



                                          /s/ Lawrence T. Simon
                                          ---------------------
                                          Lawrence T. Simon
                                          Manager



                                          /s/ Lawrence T. Simon
                                          ---------------------
                                          LTS Family, LLC



                                          /s/ Lawrence T. Simon
                                          ---------------------
                                   Lawrence T. Simon
                                   Manager

Date: May 31, 2000

                                  Exhibit 1

                           JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value per share, of thatlook.com, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

     In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the 31 day of May, 2000.


                                          /s/ Lawrence T. Simon
                                          ---------------------
                                          Lawrence T. Simon



                                          /s/ Lawrence T. Simon
                                          ---------------------
                                          LT Simon Family Limited Partnership
                                         By:  LTS Family, LLC, its general
                                          partner



                                          /s/ Lawrence T. Simon
                                          ---------------------
                                          Lawrence T. Simon
                                          Manager



                                          /s/ Lawrence T. Simon
                                          ---------------------
                                          LTS Family, LLC



                                          /s/ Lawrence T. Simon
                                          ---------------------
                                   Lawrence T. Simon
                                   Manager